Exhibit 99.1

inter&co

Unaudited interim condensed consolidated financial statements

For the three and six-month periods ended June 30, 2023

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Unaudited interim condensed consolidated financial statements As of for the -months period ended June 30, 2023

Unaudited interim condensed consolidated financial statements As of for the -months period ended June 30, 2023
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. In June 2022, the Company started trading its shares on Nasdaq, in New York, under the ticker symbol INTR, and its BDRs in B3 under ticker INBR32. Inter&Co is a subsidiary of the Inter Group and indirectly holds all of Banco Inter’s shares.
Inter
Inter provides e-commerce and financial services, these solutions are offered in a single digital ecosystem that includes a complete range of baking services, investments, credit, insurance and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of June 30, 2023, we surpassed the mark of 27.8 million customers and increased the activation rate by 68 bps when compared to the previous quarter, reaching 52%.
Loan Portfolio
The balance of loan operations reached R$25.1 billion, representing a positive variation of 11% compared to December 31, 2022.
Funding
The total funding, which includes demand deposits, time deposits, savings deposits and securities issued, such as Real Estate Bills and Financial Bills, amounted to R$33.3 billion, representing a 11.6% increase compared to December 31, 2022.
Economic and financial highlights
Profit (loss) for the period
We recorded an accumulated profit of R$88.4 millionas of June 30, 2023, compared to a loss of R$13.3 million for the same period in 2022.
Revenues
The revenues as of June 30, 2023, reached R$3,606.5 million, recording an increase of R$1,031.7 million compared to the amount recorded in the same period in 2022.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of June 30, 2023, totaled R$1,092.1 million, an increase of R$49.1 million in relation to the same period of 2022.
Equity highlights
Total assets
Total assets reached R$50.0 billion as of June 30, 2023, a 7.9% growth compared to December 2022.
Shareholder’s equity
Shareholder’s equity totaled R$7.3 billion, a 3.2% growth compared to December 31, 2022.

Unaudited interim condensed consolidated financial statements As of for the -months period ended June 30, 2023
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to the Bank, as well as internal policies and codes.
Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. Has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Inter & Co, Inc.'s financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the Financial Information by its independent auditors during the quarter ended June 30, 2023 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.
Belo Horizonte, August 14, 2023.
The Management

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brazil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brazil
Telephone number +55 (31) 2128-5700
kpmg.com.br

Report on review of information
interim financial statements
To the Shareholders, Board of Directors and Management of
Inter & Co, Inc.
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & CO Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended June 30, 2023, which comprise the balance sheet as of June 30, 2023, and the statements of profit or loss and comprehensive income for the three-month and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB) applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Other issues
Statement of value added
The interim financial information referred to above include the consolidated statements of value added for the six-month period ended June 30, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. This statement of financial information has been submitted to review procedures performed together with the review of the interim financial information to conclude whether it is reconciled to the consolidated interim financial information and accounting records, if applicable, and whether its form and content are in accordance with the criteria set by Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of value added has not been prepared, in all material respects, according to the criteria set by this Standard and in a manner consistent with the consolidated interim financial information taken as a whole.
Belo Horizonte, August 14, 2023.
KPMG Auditores Independentes Ltda.
CRC SP 014428/O-6 F-MG
Original report in Portuguese signed by
Jonas Moreira Salles
Accountant CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Consolidated interim balance sheets As of June 30, 2023 and December 31, 2022 (Amounts in thousands of Brazilian reais)

	Note	06/30/2023	12/31/2022
Assets
Cash and cash equivalents	8	3,672,219	1,331,648
Amounts due from financial institutions	9	2,556,811	4,258,856
Compulsory deposits at Central Bank of Brazil		1,703,869	2,854,778
Securities	10	14,169,684	12,448,565
Derivative financial assets	11	3,625	—
Loans and advances to customers, net of provisions for expected loss	12	23,523,982	21,379,916
Non-current assets held for sale	13	176,866	166,943
Equity accounted investees	14	71,900	72,090
Property and equipment	15	179,317	188,019
Intangible assets	16	1,303,182	1,238,629
Deferred tax assets	33.c	940,399	978,148
Other assets	17	1,701,475	1,425,508
Total assets		50,003,329	46,343,100

Liabilities
Liabilities with financial and similar institutions	18	8,023,953	7,906,897
Liabilities with customers	19	26,299,326	23,642,804
Securities issued	20	7,006,191	6,202,165
Derivative financial liabilities	11	27,996	37,768
Borrowing and onlending	21	38,753	36,448
Tax liabilities	22	206,021	166,865
Provisions	23	65,931	57,449
Deferred tax liabilities	33.c	32,670	30,073
Other liabilities	24	984,830	1,173,527
Total liabilities		42,685,671	39,253,996

Equity
Share capital	25.a	13	13
Reserves	25.b	7,902,577	7,817,670
Other comprehensive income	25.c	(682,224)	(825,301)
Treasury shares	25.g	(16,409)	—
Equity attributable to owners of the Company		7,203,957	6,992,382
Non-controlling interest	25.f	113,701	96,722
Total equity		7,317,658	7,089,104

Total liabilities and equity		50,003,329	46,343,100

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim income statements For the quarters ended June 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

		Quarter		Semester
	Note	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income	26	1,151,105	622,312	2,164,032	1,143,472
Interest expenses	26	(692,206)	(465,041)	(1,364,977)	(801,812)
Income from securities and derivatives	27	343,176	403,816	714,582	762,838
Net interest income		802,075	561,087	1,513,637	1,104,498

Revenues from services and commissions	28	298,524	238,515	580,877	444,734
Expenses from services and commissions		(31,723)	(33,954)	(67,401)	(62,470)
Other revenues	29	81,158	111,372	147,035	223,779
Revenues		1,150,034	877,020	2,174,148	1,710,541

Impairment losses on financial assets	30	(398,560)	(242,464)	(749,241)	(555,410)
Net result of losses		751,474	634,556	1,424,907	1,155,131

Other administrative expenses	31	(347,868)	(348,618)	(733,483)	(725,424)
Personnel expenses	32	(186,249)	(172,466)	(358,661)	(317,586)
Tax expenses		(72,463)	(61,600)	(141,334)	(118,293)
Depreciation and amortization		(41,130)	(35,511)	(78,707)	(71,989)
Income from equity interests in associates	14	(23,465)	(4,490)	(26,526)	(10,062)
Profit / (loss) before income tax		80,299	11,871	86,196	(88,223)

Income tax	33	(16,127)	3,654	2,192	74,926

Profit / (loss) for the period		64,172	15,525	88,388	(13,297)

Profit (loss) attributable to:
Owners of the Company		48,746	(16,590)	60,151	(13,318)
Non-controlling interest		15,426	32,115	28,237	21

Earnings (loss) per share (in Brazilian Reais – BRL)
Basic earnings (loss) per share	25	0.1213	(0.0397)	0.1497	(0.0318)
Diluted earnings (loss) per share	25	0.1204	(0.0397)	0.1486	(0.0318)

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of comprehensive income For the quarters ended June 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Profit (loss) for the quarters	64,172	15,525	88,388	(13,297)

Fair value of financial assets	243,219	(145,289)	275,440	(233,859)
Related tax - financial assets	(109,448)	82,091	(123,948)	121,948
Financial assets at fair value through other comprehensive income	133,771	(63,198)	151,492	(111,911)

Hedge of net investments in operations abroad	11,068	(6,832)	11,068	(6,832)
Fair value change	14,750	(6,832)	14,750	(6,832)
Tax effect	(3,682)	—	(3,682)	—

Current translation adjustment in foreign entities	(15,241)	(523)	(19,507)	(3,839)

Effects of corporate reorganization on non-controlling interest without change in control	—	(613,718)	—	(613,718)

Others	—	—	24	—
Total other comprehensive income that may be reclassified subsequently to the income statement	129,598	(684,271)	143,077	(736,300)

Total comprehensive income for the quarters	193,770	(668,746)	231,465	(749,597)
Allocation of comprehensive income
To owners of the company	178,344	(700,861)	203,228	(749,618)
To non-controlling interest	15,426	32,115	28,237	21

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of cash flows For the quarters ended June 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	06/30/2023	06/30/2022
Operating activities
Profit (loss) for the period	88,388	(13,297)
Adjustments to profit (loss)
Depreciation and amortization	78,707	71,990
Result of equity interests in associates	26,526	10,062
Impairment losses on financial assets	749,241	555,410
Expenses with provisions	16,641	10,765
Income tax and social contribution	(2,192)	(74,926)
Provisions/ (reversals) for deferred assets	(17,276)	47,841
Other capital gains (losses)	(9,087)	(60,914)
Provision for performance income	(56,195)	(92,938)
Result of foreign exchange variation	(41,110)	(42,596)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	1,150,909	(181,501)
Loans and advances to customers	(2,893,307)	(2,530,169)
Amounts due from financial institutions	1,702,045	226,573
Securities	84,432	(312,036)
Derivative financial assets	(3,625)	83,736
Non-current assets held for sale	(9,923)	(31,461)
Other assets	(63,184)	(207,373)
Increase/ (decrease) in:
Liabilities with financial institutions	117,056	1,603,772
Liabilities with customers	2,656,522	1,412,866
Securities issued	804,026	2,532,130
Derivative financial liabilities	(9,772)	(657)
Borrowing and onlending	1,498	6,784
Tax liabilities	10,017	47,301
Provisions	(8,159)	(2,495)
Other liabilities	(183,633)	(414,388)
Income tax paid	(60,891)	(47,305)
Net cash from operating activities	4,127,654	2,597,174

Cash flow from investing activities
Capital increase in subsidiary	11,564	—
Acquisition of investments, net of cash acquired	(14,426)	(545,983)
Acquisition of property and equipment	(8,291)	(37,610)
Proceeds from sale of property and equipment	—	13
Net acquisition of property and equipment from subsidiaries	—	695
Acquisition of intangible assets	(135,338)	(57,410)
Acquisition of financial assets at FVOCI	(11,394,602)	(4,865,888)
Proceeds from sale of financial assets at FVOCI	9,667,446	5,496,141
Acquisition of financial assets at FVTPL	(617,480)	(426,702)
Proceeds from sale of financial assets at FVTPL	690,577	44,210
Net cash used in investing activities	(1,800,550)	(392,534)

Cash flow from financing activities
Dividends and interest on shareholders' equity paid	(16,049)	—
Repurchase of treasury shares	(16,409)	—
Resources from non-controlling interest, including capital increase	4,815	(1,198,524)
Net cash from financing activities	(27,643)	(1,198,524)

(Decrease)/ Increase in cash and cash equivalents	2,299,461	1,006,116
Cash and cash equivalents at the beginning of the period	1,331,648	500,446
Effect of the exchange rate variation on cash and cash equivalents	41,110	42,596
Cash and cash equivalents at June 30	3,672,219	1,549,158

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of changes in equity For the quarters ended June 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance at January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the quarter	—	—	—	(13,318)	—	(13,318)	21	(13,297)
Proposed allocations:
Constitution/ reversion of reserves	—	(13,318)	—	13,318	—	—	—	—
Net change in fair value - financial assets at FVTOCI	—	—	(111,911)	—	—	(111,911)	—	(111,911)
Share-based payment transactions	—	20,988	—	—	—	20,988	—	20,988
Exchange rate change adjustment	—	—	(10,671)	—	—	(10,671)	—	(10,671)
Resources from non-controlling interest, including capital decrease	—	5,106,564	(613,718)	—	—	4,492,846	(5,712,358)	(1,219,512)
Balance at June 30, 2022 - Inter & Co, Inc.	13	7,842,630	(808,584)	—	—	7,034,059	81,322	7,115,381

Balance at January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit (loss) for the period	—	—	—	60,151	—	60,151	28,237	88,388
Proposed allocations:
Constitution/ reversion of reserves	—	60,151	—	(60,151)	—	—	—	—
Exchange rate change adjustment	—	—	(8,439)	—	—	(8,439)	—	(8,439)
Interest on equity / dividends	—	—	—	—	—	—	(16,049)	(16,049)
Net change in fair value - financial assets at FVOCI	—	—	151,492	—	—	151,492	—	151,492
Share-based payment transactions	—	17,474	—	—	—	17,474	—	17,474
Reflex reserve	—	7,282	—	—	—	7,282	—	7,282
(-) Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	24	—	—	24	4,791	4,815
Balance at June 30, 2023 - Inter & Co, Inc.	13	7,902,577	(682,224)	—	(16,409)	7,203,957	113,701	7,317,658

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of added value For the quarters ended June 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

		Quarter		Semester
	Note	06/30/2023	06/30/2022	06/30/2023	06/30/2022

Revenues		1,443,680	1,099,597	2,789,884	1,956,943
Interest income		1,494,281	1,026,128	2,878,614	1,906,310
Provision of services, net		266,801	204,561	513,476	382,264
Impairment losses on financial assets	30	(398,560)	(242,464)	(749,241)	(555,410)
Other revenues	29	81,158	111,372	147,035	223,779

Expenses		(692,206)	(465,041)	(1,364,977)	(801,812)
Interest	26	(692,206)	(465,041)	(1,364,977)	(801,812)

Input from third parties		(336,509)	(338,071)	(709,128)	(704,470)
Materials, energy and others		(58,313)	(109,236)	(111,312)	(234,772)
Third-party services		(51,258)	(31,928)	(130,708)	(72,087)
Telecommunications and data processing		(199,727)	(168,630)	(408,742)	(327,422)
Publicity and advertising		(27,211)	(28,277)	(58,366)	(70,189)

Gross added value		414,965	296,485	715,779	450,661

Deduction		(41,130)	(35,511)	(78,707)	(71,989)
Depreciation and amortization		(41,130)	(35,511)	(78,707)	(71,989)

Net added value produced by the company		373,835	260,974	637,072	378,672

Added value received in transfer		(23,465)	(4,490)	(26,526)	(10,062)
Income from equity interests in affiliates	14	(23,465)	(4,490)	(26,526)	(10,062)

Total added value to distribute		350,370	256,484	610,546	368,610

Distribution of added value		350,370	256,486	610,546	368,610
Personnel and tax		163,820	149,974	313,509	274,446
Remuneration		108,036	95,314	214,518	191,584
Benefits		49,622	48,481	86,340	70,526
FGTS		6,162	6,179	12,651	12,336
Taxes, contributions and fees		109,861	80,149	184,275	86,216
Federal		97,884	70,173	160,880	65,809
Municipal		11,552	9,707	22,699	19,704
State		425	269	696	703
Rent		12,517	10,839	24,374	21,245
Profit (losses) retained/reversed in the period	25.e	48,746	(16,590)	60,151	(13,318)
Non-controlling interest		15,426	32,114	28,237	21

The notes are an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
Notes to the condensed consolidated interim financial statements
(Amounts in thousands of Brazilian reais)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co”), formerly Inter Platform Inc, is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc. (the Company and, together with its consolidated subsidiaries, the “Group”) began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are traded on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter S.A. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical values of Banco Inter’s consolidated assets and liabilities are reflected in these condensed consolidated interim financial statements, with no fair value adjustments. As a result, these audited condensed consolidated interim financial statements reflect:
•The financial position of Inter & Co, Inc. at June 30, 2023 and December 31, 2022.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company, in which the shareholders of Banco Inter S.A. opted to exchange their shares or BDRs of Inter & Co, Inc. or opted to receive cash instead of shares or BDRs of the Company.
The Group provides financial and e-commerce services to more than 27.7 million customers. Functionalities are offered in the same digital ecosystem that includes a complete range of banking, investment, credit, insurance and cross-border services, in addition to a marketplace that brings together the best retailers in Brazil and the United States.
In January 2022, Inter&Co Payments, Inc. (formerly USEND or Pronto Money Transfer, Inc), a remittance platform and global provider of digital accounts, was acquired to accelerate the global expansion plan. As a result, global products were segmented into two categories: (i) Brazilian; and (ii) US residents. This new initiative contributes to the expansion of the app to the United States, offering a global account for Brazilian customers.
The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
2.Basis for preparation
a.Compliance statement
The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).
These condensed consolidated interim financial statements have been prepared using the basis for preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc. as of December 31, 2022, and therefore they are intended only to provide an update on the content of the latest financial statements and should be read together, as set forth in IAS 34.
The information of the notes that has not been significantly changed or that has not presented new disclosures in relation to December 31, 2022 has not been fully repeated in these condensed consolidated interim financial statements. However, information has been included to explain the main events and transactions occurred, allowing an understanding of the changes in the financial position and in the performance of the Group’s operations since the publication of the consolidated financial statements as of December 31, 2022.
These condensed consolidated interim financial statements were approved by the Board of Director’s meeting on August 14, 2023.
b.Functional and presentation currency
These condensed consolidated interim financial information are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively.
d.Judgments
The significant judgments made by management during the application of the Group’s accounting policies and the main sources of estimation uncertainty were materially the same as those described in the last annual financial statements.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
3.Changes to significant accounting policies
New standards, amendments and interpretations have been issued by IASB. These standards, amendments, or interpretations are not expected to have a material impact on the Company in the current or future reporting periods.
New or revised accounting pronouncements adopted in 2023
The following new or revised standards have been issued by IASB, were effective for the period covered by these condensed consolidated interim financial statements, and had no material impact.
•Definition of Accounting Estimates – Amendments to IAS 8
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.
•Insurance Contracts – IFRS 17
4.Significant accounting policies
The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022, except for the changes in items a and b described below.
a.Basis for consolidation
Companies that Inter controls are classified as subsidiaries. The Company controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					06/30/2023	12/31/2022
Direct subsidiaries
Inter&Co Securities LLC	Holding Company	—	US$	USA	100.00%	100.00%
Inter&Co Participações Ltda.	Holding Company	1,500,000	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	—	EUR	Portugal	100.00%	100.00%
Inter US Holding, LLC (c)	Holding Company	50,000	US$	USA	100.00%	—

Notes to the condensed consolidated interim financial statements As of June 30, 2023

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					06/30/2023	12/31/2022
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	401,159,540	BRL	Brazil	100.00%	100.00%
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (a)	TVM Distributor	25,000,000	BRL	Brazil	100.00%	98.30%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Ltda.	Marketplace	5,000,000	BRL	Brazil	100.00%	100.00%
Inter Asset Holding S.A.	Asset management	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	BRL	Brazil	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	5,000,000	BRL	Brazil	87.40%	90.70%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	388,157,511	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	443,689,064	BRL	Brazil	100.00%	100.00%
IG 30 Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	—%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	6,147	BRL	Brazil	84.85%	—%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	16,000,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	30,680	BRL	Brazil	70.00%	70.00%
Inter Café Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00
Inter Viagens e Entretenimento Ltda.	Provision of services	1,000	BRL	Brazil	100.00%	100.00
Inter Conectividade Ltda. (b)	Provision of services	33,533,805	BRL	Brazil	100.00%	—
Inter US Management LLC (c)	Provision of services	100,000	US$	USA	100.00%	—
Inter US Finance LLC (c)	Provision of services	100,000	US$	USA	100.00%	—

(a)    On February 15, 2023, Banco Inter S.A. completed the acquisition of the remaining shares of its subsidiary "Inter Distribuidora de Títulos e Valores Mobiliários Ltda", acquiring the remaining 416,667 shares at nominal value of R$1.00 each, fully subscribed and paid up. With the acquisition, the parent company now owns 25,000,000 shares.
(b)    On April 1, 2023, the partial spin-off of the investment held in Inter Marketplace Ltda. to a new company, forming Inter Conectividade Ltda., which was later incorporated by Inter Marketplace Ltda.
(c)    Inter US Holding, Inc.” (formerly known as Inter Mortgage Holding, Inc.), Inter US Finance, LLC (formerly known as YellowFi Mortgage, LLC), and Inter US Management, LLC (formerly known as YellowFI Management, LLC), had their corporate name updated on April 2023.
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b.    Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments. The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.
Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
Inter US Finance, LLC and Inter US Management, LLC
On January 24, 2023, through the holding company "Inter Mortgage Holding, Inc.," (formerly known as Inter Mortgage Holding, Inc.), 100% of the share capital of Inter US Finance LLC (formerly known as YellowFi Mortgage, LLC) and Inter US Management LLC were acquired (formerly known as YellowFi Management, LLC).
Inter US Finance, LLC, is a company based in the United States with operations in Florida, Georgia, and Colorado, providing real estate-focused credit. The company holds licenses in all three operating states and obtains funding from investors. The business specializes in originating and distributing mortgages, enabling the development of other loan portfolios in the US. With this acquisition, Inter & Co customers will have access to a wider range of financial services.
i.    Consideration transferred
The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Cash	1,990	939
Cash to be paid	—	388
Total consideration transferred	1,990	1,327

Notes to the condensed consolidated interim financial statements As of June 30, 2023
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of Inter US Finance, LLC and Inter US Management, LLC. at the acquisition date is as follows:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Assets	879	238
Cash and cash equivalents	860	3
Imobilizado	—	—
Other assets	19	235
Liabilities	(807)	(25)
Borrowing and onlending	(807)	—
Other liabilities	—	(25)
Total net identifiable assets at fair value	72	213
Goodwill on acquisition (a)	1,918	1,114
Total consideration transferred	1,990	1,327

(a)Inter contracted an independent valuation service to develop a study on the allocation of the purchase price (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of this quarterly publication of financial information, the study is still in the preparation phase. The preliminary goodwill resulting from the acquisition of Inter US Finance, LLC and Inter US Management, LLC is R$1,918 and R$1,114, respectively. This amount represents the future economic benefits arising from the synergies generated by our expansion in US operations and by offering a broader range of financial services to our customers. Although the PPA study is not yet complete, we believe that the preliminary goodwill amounts are fair and substantially reflect the growth potential of our US business. We will continue to carefully evaluate the purchase price allocation and provide timely updates on any material changes to our financial statements.
ii.    Acquisition costs
Inter incurred acquisition-related costs of R$362 on attorney’s fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop & Commerce Plus
This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.
e. Others
Include eliminations between the aforementioned groups and the following companies: (i) Inter US Management; (ii) Inter US Finance; (iii) IM Design; (iv) Holding Fin; and (v) Inter&Co Inc.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
Segment information

	06/30/2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Others	Consolidated
Interest income	2,135,849	11,704	—	15,438	1,041	2,164,032
Interest expenses	(1,350,456)	(9,244)	—	—	(5,277)	(1,364,977)
Income from securities and derivatives	681,657	21,427	1,029	10,131	338	714,582
Net interest income	1,467,050	23,887	1,029	25,569	(3,898)	1,513,637

Revenues from services and commissions	398,480	44,372	53,068	81,700	3,257	580,877
Expenses from services and commissions	(67,293)	(92)	—	(1)	(15)	(67,401)
Other revenues	99,811	8,011	24,989	13,821	403	147,035
Revenues	1,898,048	76,178	79,086	121,089	(253)	2,174,148

Impairment losses on financial assets	(743,544)	317	—	(6,013)	(1)	(749,241)
Net result of losses	1,154,504	76,495	79,086	115,076	(254)	1,424,907

Other administrative expenses	(644,959)	(34,542)	(20,082)	(28,014)	(5,886)	(733,483)
Personnel expenses	(301,226)	(28,469)	(7,799)	(16,504)	(4,663)	(358,661)
Tax expenses	(112,224)	(5,210)	(7,415)	(16,157)	(328)	(141,334)
Depreciation and amortization	(72,088)	(1,709)	(436)	(4,380)	(94)	(78,707)
Income from equity interests in associates	(26,526)	—	—	—	—	(26,526)
Profit / (loss) before income tax	(2,519)	6,565	43,354	50,021	(11,225)	86,196

Income tax	32,574	2,990	(14,728)	(20,332)	1,688	2,192

Profit / (loss) for the period	30,055	9,555	28,626	29,689	(9,537)	88,388

Total assets	48,700,501	605,303	168,205	588,806	(59,486)	50,003,329
Total liabilities	41,903,423	527,969	84,100	182,234	(12,055)	42,685,671
Total equity	6,797,078	77,334	84,105	406,572	(47,431)	7,317,658

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	06/30/2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Others	Consolidated
Interest income	1,141,492	1,976	—	3	1	1,143,472
Interest expenses	(794,555)	(7,257)	—	—	—	(801,812)
Income from securities and derivatives	744,769	12,002	989	4,475	603	762,838
Net interest income	1,091,706	6,721	989	4,478	604	1,104,498

Revenues from services and commissions	206,515	43,513	34,234	156,113	4,260	444,635
Expenses from services and commissions	(62,366)	—	—	(4)	(1)	(62,371)
Other revenues	181,655	14,034	29,421	28,144	(29,475)	223,779
Revenues	1,417,510	64,268	64,644	188,731	(24,612)	1,710,541

Impairment losses on financial assets	(555,977)	567	—	—	—	(555,410)
Net result of losses	861,533	64,835	64,644	188,731	(24,612)	1,155,131

Other administrative expenses	(681,789)	(18,565)	(4,041)	(10,937)	(10,092)	(725,424)
Personnel expenses	(294,531)	(7,835)	(3,911)	(8,801)	(2,508)	(317,586)
Tax expenses	(84,107)	(4,413)	(6,870)	(22,514)	(389)	(118,293)
Depreciation and amortization	(68,492)	(1,576)	(277)	(1,585)	(59)	(71,989)
Income from equity interests in associates	(10,062)	—	—	—	—	(10,062)
Profit / (loss) before income tax	(277,448)	32,446	49,545	144,894	(37,660)	(88,223)

Income tax	136,984	(11,068)	(16,834)	(33,339)	(817)	74,926

Profit / (loss) for the period	(140,464)	21,378	32,711	111,555	(38,477)	(13,297)

Total assets	38,992,942	403,353	115,222	358,080	1,064,182	40,933,779
Total liabilities	32,141,396	331,263	92,259	104,445	1,149,035	33,818,398
Total equity	6,851,546	72,090	22,963	253,635	(84,853)	7,115,381

Notes to the condensed consolidated interim financial statements As of June 30, 2023
6.Financial risk management
Risk management at Inter includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined policies and norms;
•Decisions at various hierarchical levels; and
•Statutory and non-statutory committees.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms, the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity, behavior, including payment history, credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee. Gross amounts exclude any provision for impairment:

	06/30/2023	12/31/2022
Lower than 30%	719,923	693,322
31 - 50%	1,766,391	1,689,190
51 - 70%	2,542,254	2,308,020
71 - 90%	1,933,436	1,503,703
Higher than 90%	58,429	57,577
	7,020,433	6,251,812
b.Liquidity risk
Liquidity risk is the possibility of the Group not being able to meet its expected or unexpected financial obligations efficiently, including those obligations arising from guarantees provided or even unexpected customer redemptions. Thus, liquidity risks also include the possibility that Inter is unable to negotiate the sale of assets at market prices and, in turn, incur additional losses. There were no material changes in the nature of liquidity risk exposures as of June 30, 2023.
c.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	06/30/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	3,672,219	—	—	3,672,219
Compulsory deposits at Central Bank of Brazil		1,703,869	—	—	1,703,869
Amounts due from financial institutions	9	2,556,811	—	—	2,556,811
Securities	10	616,982	324,457	13,228,245	14,169,684
Derivative financial assets	11	3,625	—	—	3,625
Loans and advances to customers	12.e	6,767,656	6,005,361	12,368,366	25,141,383
Other assets	17	—	—	93,199	93,199
Total		15,321,162	6,329,818	25,689,810	47,340,790

Financial liabilities
Liabilities with financial and similar institutions	18	8,023,953	—	—	8,023,953
Liabilities with customers	19	12,428,677	3,458,121	10,412,528	26,299,326
Securities issued	20	347,896	1,969,283	4,689,012	7,006,191
Derivative financial liabilities	11	6,484	6,511	15,001	27,996
Borrowing and onlending	21	6,791	2,027	29,935	38,753
Total		20,813,801	5,435,942	15,146,476	41,396,219

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	12/31/2022
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	1,331,648
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	2,854,778
Amounts due from financial institutions	9	4,258,856	—	—	4,258,856
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12.e	6,199,963	5,916,020	10,582,345	22,698,328
Other assets	17	—	—	87,318	87,318
Total		15,312,033	6,188,509	22,178,951	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	18	7,906,897	—	—	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Derivative financial instruments	11	—	—	37,768	37,768
Borrowing and onlending	21	4,987	4,138	27,323	36,448
Total		23,933,984	1,274,590	12,617,508	37,826,082
d.Financial assets and liabilities using a current/non-current classification
The following table represents the Group's financial assets and liabilities, segregated into current and non-current, taking into account their contractual maturity at the date of the condensed consolidated interim financial information:

		06/30/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	3,672,219	—	3,672,219
Amounts due from financial institutions	9	2,556,811	—	2,556,811
Compulsory deposits at Central Bank of Brazil		1,703,869	—	1,703,869
Securities	10	941,439	13,228,245	14,169,684
Derivative financial assets	11	3,625	—	3,625
Loans and advances to customers, net of provisions for expected loss	12	11,308,379	12,215,603	23,523,982
Other assets	17	—	93,199	93,199
Total		20,186,342	25,537,047	45,723,389

Liabilities
Liabilities with financial institutions	18	8,023,953	—	8,023,953
Liabilities with customers	19	15,886,798	10,412,528	26,299,326
Securities issued	20	2,317,179	4,689,012	7,006,191
Derivative financial liabilities	11	12,995	15,001	27,996
Borrowing and onlending	21	8,818	29,935	38,753
Total		26,249,743	15,146,476	41,396,219

Notes to the condensed consolidated interim financial statements As of June 30, 2023

		12/31/2022
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,331,648	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	2,854,778
Securities	10	939,277	11,509,288	12,448,565
Loans and advances to customers, net of provisions for expected loss	12	11,159,852	10,220,064	21,379,916
Other assets	17	—	87,318	87,318
Total		20,544,411	21,816,670	42,361,081

Liabilities
Liabilities with financial institutions	18	7,906,897	—	7,906,897
Liabilities with customers	19	15,722,450	7,920,354	23,642,804
Securities issued	20	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	11	—	37,768	37,768
Borrowing and onlending	21	9,126	27,322	36,448
Total		25,208,575	12,617,507	37,826,082
e.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information and are in a constant process of improvements, seeking to provide a view that is more in line with the current needs of Inter&Co and its subsidiaries. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability.
•Banking book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities.
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
We present below the set of operations recorded in the Trading Book:

R$ thousand	06/30/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	2,450	4,133
Pre fixed interest rate	392	541
Foreign currency coupons	3,272	883
Foreign currencies	1,357	624
Share price	—	528
Subtotal	7,471	6,709

Diversification effects (correlation)	3,054	1,958
Value-at-Risk	4,417	4,751
The VaR of the Banking book by risk factor is presented in the following table:

R$ thousand	06/30/2023	12/31/2022
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	251,860	234,172
Interest rate coupons	40,067	77,448
Pre fixed interest rate	22,734	55,003
Others	12,935	1,398
Subtotal	327,596	368,021

Diversification effects (correlation)	52,874	30,767
Value-at-Risk	274,722	337,254
f.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors.
•Scenario I: Parallel shocks of 1 basis point in the coupon rates of the price index, interest rate and fixed rate, considering the worst losses resulting by risk factor and, consequently, not considering the correlation between the macroeconomic variables .
•Scenario II: A 25% shock on price index, interest rate and fixed rate coupon rates, considering the worst resulting losses by risk factor and, consequently, not considering the correlation between macroeconomic variables.
•Scenario III: 50% shock on price index, interest rate and fixed rate coupon rates, considering the worst resulting losses by risk factor and, consequently, not considering the correlation between macroeconomic variables.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
The table below shows the results of the above scenarios:

Exposures - R$ thousand
Banking and Trading book	Scenarios					06/30/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,112)	increase	(448,130)	increase	(843,729)
IGP-M coupon	increase	(18)	increase	(2,590)	increase	(4,943)
Pre-fixed rate	increase	(1,411)	increase	(352,974)	increase	(676,420)
TR coupon	increase	(1,016)	increase	(210,641)	increase	(374,305)

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2022
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(3,085)	increase	(421,495)	increase	(784,028)
IGP-M coupon	increase	(21)	increase	(2,949)	increase	(5,542)
Pre-fixed rate	increase	(470)	increase	(162,809)	increase	(338,073)
TR coupon	increase	(850)	increase	(188,954)	increase	(334,415)
g.Operational risk
Operational Risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of any internal processes involving people, systems or from external and unexpected events. This definition includes possible losses from fraud, labor risk, as well as legal risks associated with regulatory or even contractual aspects, arising from the Group's activities. In line with best governance practices, Inter has an area dedicated to managing and monitoring operational risk, with defined policies and controls implemented according to the nature and complexity of the products, services and activities.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of June 30, 2023
Financial assets
Cash and cash equivalents	—	—	3,672,219	3,672,219	—	—	—	—
Amounts due from financial institutions	—	—	2,556,811	2,556,811	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	1,703,869	1,703,869	—	—	—	—
Securities	1,472,285	11,497,605	1,199,794	14,169,684	10,955,333	2,014,557	—	12,969,890
Fair value through other comprehensive income - FVOCI	—	11,497,605	—	11,497,605	10,567,784	929,821	—	11,497,605
Financial treasury bills (LFT)	—	6,177,189	—	6,177,189	6,177,189	—	—	6,177,189
National treasury bills (LTN)	—	494,173	—	494,173	494,173	—	—	494,173
National treasury notes (NTN)	—	3,896,422	—	3,896,422	3,896,422	—	—	3,896,422
Debentures	—	679,555	—	679,555	—	679,555	—	679,555
Certificates of real estate receivables	—	183,730	—	183,730	—	183,730	—	183,730
Financial bills	—	13,835	—	13,835	—	13,835	—	13,835
Commercial promissory notes	—	52,701	—	52,701	—	52,701	—	52,701
Fair value through profit or loss - FVTPL	1,472,285	—	—	1,472,285	387,549	1,084,736	—	1,472,285
Financial treasury bills (LFT)	378,834	—	—	378,834	378,834	—	—	378,834
Investment fund quotas	336,682	—	—	336,682	7,794	328,888	—	336,682
Certificates of real estate receivables	121,920	—	—	121,920	—	121,920	—	121,920
Certificates of agricultural receivables	198,275	—	—	198,275	—	198,275	—	198,275
Debentures	338,136	—	—	338,136	—	338,136	—	338,136
Financial bills	49,970	—	—	49,970	—	49,970	—	49,970
Bank deposit certificates	24,339	—	—	24,339	—	24,339	—	24,339
Commercial promissory notes	3,937	—	—	3,937	—	3,937	—	3,937
Agribusiness credit bills (LCA)	13,452	—	—	13,452	—	13,452	—	13,452
Real estate credit bills (LCI)	6,006	—	—	6,006	187	5,819	—	6,006
Others	734	—	—	734	734	—	—	734
Amortized cost	—	—	1,199,794	1,199,794	—	—	—	—
Debentures	—	—	78,424	78,424	—	—	—	—
National treasury notes (NTN)	—	—	662,152	662,152	—	—	—	—
Rural product bill	—	—	459,218	459,218	—	—	—	—
Derivative financial assets	—	—	3,625	3,625	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	23,523,982	23,523,982	—	—	—	—
Other assets	93,199	—	—	93,199	—	—	93,199	93,199
Total	1,565,484	11,497,605	32,660,300	45,723,389	10,955,333	2,014,557	93,199	13,063,089
Financial liabilities
Liabilities with financial institutions	—	—	8,023,953	8,023,953	—	—	—	—
Liabilities with customers	—	—	26,299,326	26,299,326	—	—	—	—
Securities issued	—	—	7,006,191	7,006,191	—	—	—	—
Derivative financial liabilities	27,996	—	—	27,996	—	27,996	—	27,996
Borrowing and onlending	—	—	38,753	38,753	—	—	—	—
Total	27,996	—	41,368,223	41,396,219	—	27,996	—	27,996

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities	1,458,664	9,699,546	1,290,355	12,448,565	9,545,890	1,612,320	—	11,158,210
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial treasury bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National treasury bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National treasury notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of real estate receivables	—	203,350	—	203,350	—	203,350	—	203,350
Financial bills	—	5,771	—	5,771	—	5,771	—	5,771
Commercial promissory notes	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Financial treasury bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of real estate receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of agricultural receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank deposit certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial promissory notes	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness credit bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real estate credit bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Debentures	—	—	112,914	112,914	—	—	—	—
National treasury notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural product bill	—	—	532,068	532,068	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	1,545,982	9,699,546	31,115,553	42,361,081	9,545,890	1,612,320	87,318	11,245,528
Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
During the six-month period ended June 30, 2023 and year ended December 31, 2022, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	06/30/2023	12/31/2022
Cash and cash equivalents in national currency	306,190	388,622
Cash and cash equivalents in foreign currency	518,872	223,528
Reverse repurchase agreements (a)	2,847,157	719,498
Total	3,672,219	1,331,648

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions
a.Breakdown of amounts due from financial institutions:

	06/30/2023	12/31/2022
Interbank deposit investments	1,209,154	2,383,526
Interbank onlending	16,839	31,805
Loans to financial institutions	1,332,977	1,845,665
Expected loss	(2,159)	(2,140)
Total	2,556,811	4,258,856
10.Securities
a.Breakdown of securities:

	Semester
	06/30/2023	12/31/2022
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	6,177,189	4,652,445
National treasury notes (NTN)	3,896,422	3,541,780
Debentures	679,555	684,153
National treasury bills (LTN)	494,173	589,496
Certificates of real estate receivables	183,730	203,350
Commercial promissory notes	52,701	22,551
Certificates of agricultural receivables	13,835	—
Financial bills	—	5,771
Subtotal	11,497,605	9,699,546

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Semester
	06/30/2023	12/31/2022
Amortized cost
National treasury notes (NTN)	662,152	645,373
Rural product bill	459,218	532,068
Debentures	78,424	112,914
Subtotal	1,199,794	1,290,355

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	378,834	37,131
Debentures	338,136	435,755
Investment fund quotas	336,682	529,903
Certificates of agricultural receivables	198,275	237,750
Certificates of real estate receivables	121,920	44,453
Financial bills	49,970	101,467
Bank deposit certificates	24,339	44,638
Agribusiness credit bills (LCA)	13,452	20,413
Real estate credit bills (LCI)	6,006	1,613
Commercial promissory notes	3,937	5,157
National treasury notes (NTN)	734	384
Subtotal	1,472,285	1,458,664

Total	14,169,684	12,448,565
b.Breakdown of the carrying amount of securities by maturity, net of losses

	06/30/2023						12/31/2022
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance	Accounting balance
Fair value through other comprehensive income - FVOCI	—	—	1,095,111	3,892,434	6,510,060	11,497,605	9,699,546
Financial treasury bills (LFT)	—	—	309,171	2,476,949	3,391,069	6,177,189	4,652,445
National treasury notes (NTN)	—	—	157,234	1,093,560	2,645,628	3,896,422	3,541,780
Debentures	—	—	110,470	262,697	306,388	679,555	684,153
National treasury bills (LTN)	—	—	494,173	—	—	494,173	589,496
Certificates of real estate receivables	—	—	1,486	15,269	166,975	183,730	203,350
Commercial promissory notes	—	—	22,577	30,124	—	52,701	22,551
Certificates of agricultural receivables	—	—	—	13,835	—	13,835	—
Financial bills	—	—	—	—	—	—	5,771

Amortized cost	116,196	212,607	197,069	10,875	663,047	1,199,794	1,290,355
National treasury notes (NTN)	—	—	—	—	662,152	662,152	645,373
Rural product bill	96,091	184,472	166,885	10,875	895	459,218	532,068
Debentures	20,105	28,135	30,184	—	—	78,424	112,914

Fair value through profit or loss - FVTPL	500,786	111,850	296,023	231,076	332,550	1,472,285	1,458,664
Financial treasury bills (LFT)	88,349	60,458	155,395	60,552	14,080	378,834	37,131
Debentures	25,278	36,324	91,770	108,499	76,265	338,136	435,755
Investment fund quotas	336,682	—	—	—	—	336,682	529,903
Certificates of agricultural receivables	—	682	5,115	40,286	152,192	198,275	237,750
Certificates of real estate receivables	—	5,110	14,115	13,551	89,144	121,920	44,453
Financial bills	42,588	5,614	1,768	—	—	49,970	101,467
Bank deposit certificates	5,430	2,093	12,796	4,020	—	24,339	44,638
Agribusiness credit bills (LCA)	1,067	1,073	9,345	1,832	135	13,452	20,413
Real estate credit bills (LCI)	1,392	496	1,782	2,336	—	6,006	1,613
Commercial promissory notes	—	—	3,937	—	—	3,937	5,157
National treasury notes (NTN)	—	—	—	—	734	734	384
Total	616,982	324,457	1,588,203	4,134,385	7,505,657	14,169,684	12,448,565

Notes to the condensed consolidated interim financial statements As of June 30, 2023
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to market value by maturity

	Notional	Fair value	Up to 3 months		1 year to 3 years	1 year to 3 years	Above 3 years	06/30/2023	12/31/2022
Assets
Future derivative	17,953	3,625	2,594		1,031	—	—	3,625	—
Total assets	17,953	3,625	2,594		1,031	—	—	3,625	—

Liabilities
Swap derivatives	66,000	(25,018)	(5,874)		(4,143)	(15,001)	—	(25,018)	(37,502)
Forward derivatives	26,600	(2,978)	(610)		(2,368)	—	—	(2,978)	(266)
Future derivatives	3,234,676	—	—		—	—	—	—	—
Total liabilities	3,327,276	(27,996)	(6,484)	—	(6,511)	(15,001)	—	(27,996)	(37,768)

Net effect	3,345,229	(24,371)	(3,890)		(5,480)	(15,001)	—	(24,371)	(37,768)
b.Forward, future and swap contracts – notional value

Below is the reference value of all derivatives by maturity:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	06/30/2023	12/31/2022
Long position	22,371	15,288	—	—	37,659	10,314
Forward derivatives	17,267	15,288	—	—	32,555	—
Future derivatives	5,104	—	—	—	5,104	10,314

Short position	508,891	655,230	1,180,625	962,824	3,307,570	681,478
Swap derivatives	14,000	11,500	40,500	—	66,000	78,000
Forward derivatives	—	11,998	—	—	11,998	—
Future derivatives	494,891	631,732	1,140,125	962,824	3,229,572	603,478
Total	531,262	670,518	1,180,625	962,824	3,345,229	691,792
The reference values of these operations are recorded in memorandum accounts.
Swap derivatives: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of June 30, 2023, Inter had swap contracts active in CDI and liabilities in IGP-M, registered at B3, with deposit of guarantee margin and recognized at their fair value in income for the period.
Forward derivatives: Forward derivatives were carried out both to mitigate the market risks arising from Inter's exposure and to meet specific customer demands. Forward derivatives consider the purchase or sale of a certain asset based on a previously agreed price, with settlement at a future date.
Futures derivatives: Futures derivatives were entered into with the aim of mitigating (i) the risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) the risks arising from the mismatch of interest rates on asset positions and funding rates.
Transactions involving derivative financial instruments (futures, currency forwards and swaps) are held in custody at B3 S.A.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
c.Accounting hedge - market value

	06/30/2023	12/31/2022
Hedge instruments	3,007,153	133,789
Future ID (a)	2,648,395	—
Future dollar (b)	246,984	—
Swap	111,774	133,789

Hedge object	3,112,695	132,981
Credit operations (a)	2,758,179	—
Investment abroad (b)	244,652	—
Real estate credit operations	109,864	132,981

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
12.Loans and advances to customers
a.Breakdown of balance

	06/30/2023		12/31/2022
Credit card	7,681,011	30.52%	6,870,564	30.27%
Business loans	3,215,316	13.12%	3,392,500	14.95%
Real estate loans	7,020,433	27.76%	6,251,812	27.54%
Personal loans	6,500,480	25.45%	5,463,783	24.07%
Agribusiness loans	724,143	3.15%	719,669	3.17%
Total	25,141,383	100.00%	22,698,328	100.00%

Provision for expected loss	(1,617,401)		(1,318,412)

Net balance	23,523,982		21,379,916
b.Concentration of the portfolio

	06/30/2023		12/31/2022
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	277,690	1.10%	344,660	1.52%
10 largest debtors	1,239,619	4.93%	1,431,237	6.31%
20 largest debtors	1,703,447	6.78%	1,980,249	8.72%
50 largest debtors	2,480,025	9.86%	2,734,599	12.05%
100 largest debtors	3,212,065	12.78%	3,758,241	16.56%

Notes to the condensed consolidated interim financial statements As of June 30, 2023
c.Breakdown by maturity

	06/30/2023	12/31/2022
Overdue by 1 day or more	3,198,152	2,817,985
To fall due in up to 3 months	3,569,504	3,381,978
To fall due between 3 to 12 months	6,005,361	5,916,020
To fall due in more than 12 months	12,368,366	10,582,345
Total	25,141,383	22,698,328
d.Concentration by economic sector

	06/30/2023	12/31/2022
Financial activities	1,997,514	2,427,341
Construction	1,587,311	1,392,607
Trade	1,158,675	1,041,875
Administrative activities	1,037,504	893,914
Industries	764,329	1,359,184
Agriculture	158,612	178,403
Other segments	1,742,663	1,781,575
Legal person	8,446,609	9,074,899
Natural person	16,694,774	13,623,429
Total	25,141,383	22,698,328

Notes to the condensed consolidated interim financial statements As of June 30, 2023
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	5,893,995	(488,790)	(172)	43,678	82	(1,584,567)	—	2,633,772	6,497,998	5,893,995
Business loans	3,378,982	(35,094)	—	21,624	—	(4,313,851)	—	4,142,242	3,193,903	3,378,982
Real estate loans	5,843,066	(698,409)	(254)	378,018	63,551	(335,142)	—	1,215,174	6,466,004	5,843,066
Personal loans	4,941,344	(153,333)	—	20,892	1,741	(295,911)	—	1,323,316	5,838,049	4,941,344
Agribusiness loans	718,115	(1,833)	—	—	—	(112,643)	—	120,504	724,143	718,115
Total	20,775,502	(1,377,459)	(426)	464,212	65,374	(6,642,114)	—	9,435,008	22,720,097	20,775,502

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	335,422	(43,678)	(664,721)	488,790	—	(638,735)	—	924,029	401,107	335,422
Business loans	10,476	(21,624)	(9,691)	35,094	249	(1,451)	—	(1,627)	11,426	10,476
Real estate loans	280,633	(378,018)	(233,909)	698,409	84,936	(23,632)	—	(3,655)	424,764	280,633
Personal loans	290,510	(20,892)	(196,678)	153,333	4,458	(100,839)	—	207,058	336,950	290,510
Agribusiness loans	—	—	—	1,833	—	(1,712)	—	(121)	—	—
Total	917,041	(464,212)	(1,104,999)	1,377,459	89,643	(766,369)	—	1,125,684	1,174,247	917,041

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	641,147	(82)	—	172	664,721	(144,835)	(418,736)	39,519	781,906	641,147
Business loans	3,042	—	(249)	—	9,691	(66)	(1,942)	(489)	9,987	3,042
Real estate loans	128,113	(63,551)	(84,936)	254	233,909	(75,894)	(7,856)	(374)	129,665	128,113
Personal loans	231,929	(1,741)	(4,458)	—	196,678	(42,940)	(50,742)	(3,245)	325,481	231,929
Agribusiness loans	1,554	—	—	—	—	—	(1,554)	—	—	1,554
Total	1,005,785	(65,374)	(89,643)	426	1,104,999	(263,735)	(480,830)	35,411	1,247,039	1,005,785

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card					6,870,564	(2,368,137)	(418,736)	3,597,320	7,681,011	6,870,564
Business loans					3,392,500	(4,315,368)	(1,942)	4,140,126	3,215,316	3,392,500
Real estate loans					6,251,812	(434,668)	(7,856)	1,211,145	7,020,433	6,251,812
Personal loans					5,463,783	(439,690)	(50,742)	1,527,129	6,500,480	5,463,783
Agribusiness loans					719,669	(114,355)	(1,554)	120,383	724,143	719,669
Total					22,698,328	(7,672,218)	(480,830)	10,596,103	25,141,383	22,698,328

Notes to the condensed consolidated interim financial statements As of June 30, 2023
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	296,909	(154,591)	(52)	16,402	53	—	194,237	352,958	296,909
Business loans	12,099	(739)	—	125	—	—	(74)	11,411	12,099
Real estate loans	66,484	(36,513)	(50)	20,030	7,554	—	(17,970)	39,535	66,484
Personal loans	98,516	(23,663)	—	1,572	863	—	(2,927)	74,361	98,516
Agribusiness loans	11,606	(7)	—	—	—	—	(629)	10,970	11,606
	485,614	(215,513)	(102)	38,129	8,470	—	172,637	489,235	485,614

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	174,466	(16,402)	(422,761)	154,591	—	—	304,987	194,881	174,466
Business loans	899	(125)	(1,137)	739	27	—	696	1,099	899
Real estate loans	16,939	(20,030)	(27,818)	36,513	8,501	—	17,282	31,387	16,939
Personal loans	90,088	(1,572)	(83,636)	23,663	1,037	—	87,615	117,195	90,088
Agribusiness loans	—	—	—	7	—	—	(7)	—	—
	282,392	(38,129)	(535,352)	215,513	9,565	—	410,573	344,562	282,392

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 06/30/2023	Ending balance at 12/31/2022
Credit card	402,826	(53)	—	52	422,761	(418,736)	126,510	533,360	402,826
Business loans	328	—	(27)	—	1,137	(1,942)	2,338	1,834	328
Real estate loans	19,127	(7,554)	(8,501)	50	27,818	(7,856)	23,216	46,300	19,127
Personal loans	127,149	(863)	(1,037)	—	83,636	(50,742)	43,967	202,110	127,149
Agribusiness loans	976	—	—	—	—	(1,554)	578	—	976
	550,406	(8,470)	(9,565)	102	535,352	(480,830)	196,609	783,604	550,406

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance at 6/30/2023	Ending balance at 12/31/2022
Credit card					874,201	(418,736)	625,734	1,081,199	874,201
Business loans					13,326	(1,942)	2,960	14,344	13,326
Real estate loans					102,550	(7,856)	22,528	117,222	102,550
Personal loans					315,753	(50,742)	128,655	393,666	315,753
Agribusiness loans					12,582	(1,554)	(58)	10,970	12,582
					1,318,412	(480,830)	779,819	1,617,401	1,318,412

Notes to the condensed consolidated interim financial statements As of June 30, 2023
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed, the amount of real state on June 30, 2023 was R$ 176,866 (December 31, 2022: R$ 166,943).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Granito Soluções em Pagamento S.A. (a)	50.0%	45.0%	60,588	62,582
Total			60,588	62,582
Other investments			11,312	9,508
Total			71,900	72,090
(a) On May 4, 2023, Banco Inter S.A. concluded the acquisition of another 5% of the share capital of Granito Instituição de Pagamento S.A. (“Granito”), held by minority shareholders, for the amount of R$ 10 million (“Acquisition”). Equity effects were accounted for using the equity method, with no effect on goodwill. Additionally, the disbursed amounts had an effect on Inter's cash.
b.Equity in earnings:

	Quarter		Six-month period
Investees	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Granito Soluções em Pagamento S.A.	(23,465)	(4,490)	(26,526)	(10,062)
Total	(23,465)	(4,490)	(26,526)	(10,062)
Other investments	—	—	—	—
Total	(23,465)	(4,490)	(26,526)	(10,062)
15.Property and equipment
a.Breakdown of property and equipment:

		06/30/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying amount
Right-of-use assets - buildings and equipment	4% to 10%	132,762	(8,726)	124,036
Buildings	4%	38,274	(28,224)	10,050
Furniture and equipment	10%	29,779	(2,000)	27,779
Data processing systems	20%	15,991	(424)	15,567
Construction in progress	—	1,885	—	1,885
Total		218,691	(39,374)	179,317

		12/31/2022
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying amount
Right-of-use assets - buildings and equipment	4% to 10%	144,387	(7,616)	136,771
Buildings	4%	37,446	(25,149)	12,297
Furniture and equipment	10%	23,601	(2,069)	21,532
Data processing systems	20%	15,636	(11)	15,625
Construction in progress	—	1,794	—	1,794
Total		222,864	(34,845)	188,019

Notes to the condensed consolidated interim financial statements As of June 30, 2023
b.Changes in property and equipment:

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 06/30/2023
Right-of-use assets - buildings and equipment	144,387	—	—	(11,625)	—	132,762
Buildings	37,446	817	11	—	—	38,274
Furniture and equipment	23,601	7,028	(11)	(26)	(813)	29,779
Data processing systems	15,636	355	—	—	—	15,991
Construction in progress	1,794	91	—	—	—	1,885
Total property and equipment - historical cost	222,864	8,291	—	(11,651)	(813)	218,691

Accumulated depreciation
Right-of-use assets - buildings and equipment	(7,616)	(1,110)	—	—	—	(8,726)
Buildings	(25,149)	(3,075)	—	—	—	(28,224)
Furniture and equipment	(2,069)	(736)	303	91	411	(2,000)
Data processing systems	(11)	(113)	(303)	3	—	(424)
Total Accumulated depreciation	(34,845)	(5,034)	—	94	411	(39,374)

Total property and equipment - residual value	188,019	3,257	—	(11,557)	(402)	179,317

	Balance at 12/31/2021	Addition	Business Combination	Transfer	Write-offs	Balance at 06/30/2022
Right-of-use assets - buildings and equipment	131,064	29,518	—	—	—	160,582
Buildings	27,608	5,869	10,630	816	—	44,923
Furniture and equipment	14,012	2,105	—	(419)	—	15,698
Data processing systems	14,390	118	—	—	(13)	14,495
Total property and equipment - historical cost	187,074	37,610	10,630	397	(13)	235,698

Accumulated depreciation
Right-of-use assets - buildings and equipment	(3,741)	(3,086)	—	—	—	(6,827)
Buildings	(14,721)	(2,887)	(4,749)	(5,004)	—	(27,361)
Furniture and equipment	(5,064)	(171)	—	4,597	—	(638)
Data processing systems	(72)	(6)	—	10	—	(68)
Total Accumulated depreciation	(23,598)	(6,150)	(4,749)	(397)	—	(34,894)

Total property and equipment - residual value	163,476	31,460	5,881	—	(13)	200,804

Notes to the condensed consolidated interim financial statements As of June 30, 2023
16.Intangible assets
a.Breakdown of intangible assets

		06/30/2023			12/31/2022
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying amount	Historical cost	(Accumulated amortization)	Carrying amount
Right of use	10%	386,688	(225,491)	161,197	336,495	(204,278)	132,217
Development costs	20%	304,591	(89,196)	215,395	234,400	(48,835)	185,565
Intangible assets in progress	—	246,742	—	246,742	279,675	—	279,675
Softwares	17% to 20%	46,065	(9,371)	36,694	—	—	—
Customer portfolio	20%	13,965	(6,436)	7,529	13,965	(5,589)	8,376
Goodwill	—	635,625	—	635,625	632,796	—	632,796
Total		1,633,676	(330,494)	1,303,182	1,497,331	(258,702)	1,238,629
b.Changes in intangible assets

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	06/30/2023
Right of use	132,217	49,780	—	2,294	—	(23,094)	161,197
Development costs	185,565	—	—	70,191	—	(40,361)	215,395
Intangible assets in progress	279,675	85,573	—	(118,506)	—	—	246,742
Softwares	—	44	—	46,021	—	(9,371)	36,694
Customer portfolio	8,376	—	—	—	—	(847)	7,529
Goodwill	632,796	—	—	—	2,829	—	635,625
Total	1,238,629	135,397	—	—	2,829	(73,673)	1,303,182

	12/31/2021	Addition	Write-offs	Transfers	Business Combination	Amortization	06/30/2022
Right of use	47,150	96,756	(29,338)	(1,656)	155,622	(49,606)	218,928
Development costs (b)	115,417	27	(1,041)	74,077	—	(13,946)	174,534
Intangible assets in progress	177,979	94,226	(8,307)	(72,361)	—	—	191,537
Customer portfolio (b)	10,329	—	(103)	—	—	(916)	9,310
Goodwill (a) (b)	78,037	—	(8,710)	(60)	554,759	—	624,026
Total	428,912	191,009	(47,499)	—	710,381	(64,468)	1,218,335

(a)     Refers to the acquisition of Inter & Co Payments, Inc.
(b)     The balance of December 31, 2021, previously presented, was adjusted after the conclusion of the PPA of the group companies. Accordingly, the preliminary goodwill was reallocated to the opening balances of the transaction.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
17.Other assets

	06/30/2023	12/31/2022
Prepaid expenses (a)	329,845	321,830
Taxes and contributions to be offset against future amounts payable	192,976	176,513
Commissions and bonus receivable (b)	153,416	113,546
Premium or discount on transfer of financial assets	117,695	71,460
Sundry debtors (c)	97,118	91,627
Early settlement of credit operations	96,041	23,328
Amount receivable from the sale of investments (d)	93,199	87,318
Agreements on sales of properties receivable	51,223	38,467
Unbilled services provided	44,561	31,870
Advances to third parties	30,257	23,911
Others	495,144	445,638
Total	1,701,475	1,425,508

(a)    Refer substantially to the cost of acquisition of digital account customers and expenses on portability to process..
(b)    Refers mainly to bonus receivable from the commercial agreement signed with Mastercard, Liberty and Sompo.
(c)    Refers mainly to portability amounts to be processed, credit card amounts to be processed, negotiation and intermediation of amounts and debtors by judicial deposit.
(d)    Amounts receivable from the sale of non-controlling interest in a subsidiary consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros’ EBITDA, payable in 4 installments in 2021, 2022, 2023 and 2024, the last two installments have not yet been received.
18.Liabilities with financial institutions

	06/30/2023	12/31/2022
Payables with credit card network	5,646,140	5,228,314
Securities sold under agreements to repurchase	1,727,567	1,902,873
Interbank deposits	593,250	732,528
Others	56,996	43,182
Total	8,023,953	7,906,897
19.Liabilities with customers

	06/30/2023	12/31/2022
Term deposits (a)	21,616,586	10,517,060
Demand deposits	3,109,793	11,566,826
Savings deposits	1,305,803	1,307,055
Creditors by resources to release	267,144	251,863
Total	26,299,326	23,642,804

(a) The variation in balances between the periods is due to the launch of the “Conta com Pontos" product.
20.Securities issued

	06/30/2023	06/30/2022
Real estate credit bills	6,561,769	5,794,144
Agribusiness credit bills	282,395	341,007
Financial Bills	162,027	67,014
Total	7,006,191	6,202,165

Notes to the condensed consolidated interim financial statements As of June 30, 2023
21.Borrowing and onlending

	06/30/2023	12/31/2022
Onlending obligations – Caixa Econômica Federal (a)	21,309	22,231
Onlending obligations - Tesouro Funcafé (a)	9,877	6,000
Onlending obligations – BNDES (a)	7,545	8,139
Others	22	78
Total	38,753	36,448

(a)    Refers to onlending of real estate loans obtained from Caixa Econômica Federal (with rates between 4.5% and 6% p.a.), BNDES for working capital operations (with a fixed rate of up to 6.87% p.a.) and Funcafé (Coffee Economy Defense Fund) for rural credit operations (with rates of up to 8% p.a.).
22.Tax liabilities

	06/30/2023	12/31/2022
Income tax and social contribution	151,392	114,493
PIS/COFINS	22,402	20,542
INSS/FGTS	13,088	14,842
Others	19,139	16,988
Total	206,021	166,865
23.Provisions and contingent liabilities

	06/30/2023	12/31/2022
Provision for expected credit losses on loan commitments	34,912	29,331
Provision for legal and administrative proceedings	31,019	28,118
Total	65,931	57,449
a.Provisions
The legal entities in Inter, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2022	3,788	24,330	28,118
Constitution net of (reversals and write-offs)	676	15,965	16,641
Payments	(239)	(13,501)	(13,740)
Balance at June 30, 2023	4,225	26,794	31,019

Balance at December 31, 2021	3,312	18,370	21,682
Constitution/increase in provision	445	10,320	10,765
Payments	(302)	(8,347)	(8,649)
Balance at June 30, 2022	3,455	20,343	23,798
b.Contingent tax liabilities classified as possible losses
The main proceedings classified as possible losses are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of June 30, 2023, these amounted to R$35,040 (2022: R$29,964).
ii.COFINS
Inter is discussing its COFINS obligations from 1999 to 2008 in court.
Prior to the enactment of Law 12.973/14, which changed the understanding regarding the inclusion of financial revenues in the COFINS calculation basis, there was a discussion on the expansion of this calculation basis, supported by paragraph 1, article 3 of Law 9.718/98.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues. Therefore, the decision of the Federal Supreme Court on Matter 372 does not directly affect Inter’s discussions.

Process type	06/30/2023	12/31/2022
Action for the annulment of a tax debt	29,306	28,459
Tax assessment notice	23,013	22,340
Collection Letter	1,473	1,473
Total	53,792	52,272

Notes to the condensed consolidated interim financial statements As of June 30, 2023
24.Other liabilities

	06/30/2023	12/31/2022
Payments to be processed (a)	508,912	648,887
Lease liabilities (Note 24.a)	135,068	146,705
Provisions for salaries, vacations and other labor charges	84,591	77,383
Contract liabilities (b)	43,574	45,364
Agreements	39,161	33,736
Pending settlements (c)	33,095	31,352
Other liabilities	140,429	190,100
Total	984,830	1,173,527

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)    The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros;
(c)    Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5.
a.Lease liabilities
The changes in lease liabilities as of June 30, 2023 and year ended December 31, 2022 are as follows:

Balance at January 1, 2023	146,705
New contracts	3,082
Payments	(18,629)
Accrued interest	3,910
Ending balance at June 30, 2023	135,068

Balance at January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance at December 31, 2022	146,705
Lease maturity
The maturity of the lease liabilities as of June 30, 2023 and year ended December 31, 2022 is as follows:

	06/30/2023	12/31/2022
Up to 1 year	3,534	2,890
From 1 year to 5 years	20,189	26,009
Above 5 years	111,345	117,806
Total	135,068	146,705

Notes to the condensed consolidated interim financial statements As of June 30, 2023
25.Equity
a.Share capital

Date	Class A	Class B	Total
2022	284,765,936	117,037,105	401,803,041
2023	284,836,041	117,037,105	401,873,146
At June 30, 2023, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors, regardless of class, of which 284,836,041 issued as class A shares and 117,037,105 issued as class B shares. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at June 30, 2023 (December 31, 2022: R$13).
The special rights granted to holders of Class A and Class B shares in this condensed consolidated interim financial information are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022.
b.Authorized Capital Change and Stock Split
On April 28, 2023, at the ordinary and extraordinary general meeting, the Company approved the change of the authorized capital to US$52,500.00, divided into 7,000,000,000 shares with a par value of US$0.0000075 each. These shares include: (i) 3,500,000,000 Class A Ordinary Shares; (ii) 1,750,000,000 Class B Ordinary Shares; and (iii) 1,750,000,000 shares with rights stipulated by the Board of Directors, regardless of class.
The change will occur through the stock split of all authorized or issued shares, with a par value of US$0.0000025, by a factor of 3, and the creation of 333,333,333.33 new shares, with a par value of US$0.0000075 each. Of these new shares, (I) 166,666,666.67 will be Class A Ordinary Shares; (II) 83,333,333.33 will be Class B Ordinary Shares; and (III) 83,333,333.33 will be undesignated shares.
The stock split and the Authorized Capital Change will only be effective on a date to be established in the future by the Company's Board of Directors.
c.Reserve
As of June 30, 2023, the reserves amounted to R$7,902,577. In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as mentioned in Note 1. Accordingly, the reserve amount of R$7,817,670 refers to the transfer of interests of non-controlling shareholders who exchanged their shares of Banco Inter for shares and/or BDRs to the equity of Inter&Co, Inc’s.
d.Other comprehensive income
As of June 30, 2023, Inter & Co, Inc’s other comprehensive income amounted to R$(682,224), (December 31, 2022: R$(825,301)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
e.Dividends and interest on equity
As of June 30, 2023, and the year ended December 31, 2022, Inter & Co, Inc. did not announce the payment of dividends to its shareholders. In the six-month period ended June 30, 2023, Inter Food paid interest on equity in the amount of R$16,049. In the year ended December 31, 2022, Banco Inter distributed R$38,056 in interest on equity to controlling shareholders. Inter Digital and Inter Food paid interest on equity to non-controlling interests in the amounts of R$25,812 and R$12,030, respectively.

Notes to the condensed consolidated interim financial statements As of June 30, 2023

Company	06/30/2023	12/31/2022
Banco Inter	—	38,056
Inter Digital (a)	—	25,812
Inter Food (a)	16,049	12,030
Total	16,049	75,898
(a) Amount paid to non-controlling shareholders.
f.Basic and diluted earnings (loss) per share
Basic and diluted earnings/(loss) per share is as follows:

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Profit (loss) attributable to Owners of the company (In thousands of Reais)	48,746	(16,590)	60,151	(13,318)
Average number of shares	401,782,211	418,169,269	401,782,211	418,169,269
Basic earnings (loss) per share (R$)	0.1213	(0.0397)	0.1497	(0.0318)
Diluted earnings (loss) per share (R$)	0.1204	(0.0397)	0.1486	(0.0318)
Basic and diluted earnings (loss) per share are presented based on the two classes of shares, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the quarter.
g.Non-controlling interest
As of June 30, 2023, the balance of non-controlling interests is R$113,701 (December 31, 2022: R$96,722).
h.Treasury shares
As of June 30, 2023, Inter&co, Inc., has R$(16,409) of treasury shares, consisting of 104,876 class A shares (December 31, 2022: R$ 0).

Notes to the condensed consolidated interim financial statements As of June 30, 2023
26.Net interest income

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income
Credit card	303,890	137,866	575,007	247,330
Personal loans	296,813	122,208	504,496	227,743
Real estate loans	225,192	203,782	442,165	364,923
Business loans	120,750	107,135	245,016	191,750
Amounts due from financial institutions	114,751	31,816	212,219	61,954
Prepayment of receivables	59,977	17,718	124,783	22,961
Agribusiness loans	19,651	7,010	38,485	19,473
Others	10,081	(5,223)	21,861	7,338
Total	1,151,105	622,312	2,164,032	1,143,472

Interest expenses
Term deposits	(382,393)	(239,714)	(736,554)	(417,318)
Open market capture	(260,418)	(201,195)	(532,113)	(338,575)
Financial institutions deposits	(24,105)	(3,360)	(46,382)	(7,195)
Saving	(22,937)	(19,865)	(45,749)	(37,568)
Others	(2,353)	(907)	(4,179)	(1,156)
Total	(692,206)	(465,041)	(1,364,977)	(801,812)
27.Income from securities and derivatives

	Quarter		Semester
	2023	2022	2023		2022
Income from securities	402,038	406,846	772,962		754,859
Fair value through other comprehensive income	295,458	328,767	584,153		601,150
Fair value through profit or loss	55,362	35,637	94,639		82,978
Amortized cost	51,218	42,442	94,170		70,731
Income from Derivatives	(58,862)	(3,030)	(58,380)	(58,380)	7,979
Futures contracts dolar	7,133	432	20,960		26,852
Fixed-term contracts	(5,487)	638	(2,442)		1,092
Futures contracts and swaps (a)	(60,508)	(4,100)	(76,898)		(19,965)
Total	343,176	403,816	714,582		762,838

(a) For the period ended June 30, 2023, the market adjustment of the hedge object offset the effects of the result of derivatives subject to Hedge Accounting.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
28.Revenues from services and commissions

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interchange	185,608	149,403	360,537	276,452
Commissions	116,633	134,103	249,285	254,172
Securities placement, custody and brokerage	4,983	7,760	11,150	16,732
Banking	21,875	16,155	36,416	28,409
Resource management	13,079	11,162	27,132	25,704
Other	20,925	5,182	28,204	11,057
Gross revenues	363,103	323,765	712,724	612,526

Cashback expenses (a)	(58,005)	(85,250)	(125,273)	(167,792)
Inter Rewards (b)	(6,574)	—	(6,574)	—

Net revenues from services and commissions	298,524	238,515	580,877	444,734

(a) Refer to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions.
(b) This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
29.Other revenues

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Performance fees (a)	27,910	52,204	56,195	92,938
Foreign exchange	26,191	25,563	41,110	42,596
Capital gains	6,149	22,428	9,087	60,914
Others	20,908	11,177	40,643	27,331
Total	81,158	111,372	147,035	223,779

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
30.Impairment losses on financial assets

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Loss on impairment adjustment of loans and advances to customers	(414,060)	(251,403)	(779,819)	(573,597)
Recovery of written-off credits	32,233	7,782	46,273	15,720
Others	(16,733)	1,157	(15,695)	2,467
Total	(398,560)	(242,464)	(749,241)	(555,410)

Notes to the condensed consolidated interim financial statements As of June 30, 2023
31.Administrative expenses

	Quarter		Semester
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Data processing and information technology	(199,733)	(168,832)	(408,742)	(327,886)
Third party services	(57,413)	(24,377)	(107,838)	(59,419)
Advertisement and marketing	(21,095)	(32,269)	(41,142)	(74,820)
Rent, condominium fee and property maintenance	(16,707)	(14,829)	(32,429)	(29,147)
Financial System Services	(8,094)	(13,061)	(25,092)	(58,991)
Provisions for contingencies	(6,413)	(6,237)	(16,641)	(10,765)
Others	(38,413)	(89,013)	(101,599)	(164,396)
Total	(347,868)	(348,618)	(733,483)	(725,424)
32.Personnel expenses

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Salaries	(103,474)	(95,225)	(209,155)	(190,722)
Benefits	(49,622)	(48,481)	(86,340)	(70,526)
Social security charges	(28,240)	(28,739)	(57,803)	(55,477)
Others	(4,913)	(21)	(5,363)	(861)
Total	(186,249)	(172,466)	(358,661)	(317,586)
33.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	Quarter		Semester
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Current income tax and social contribution expenses
Current year	(61,705)	(52,051)	(90,030)	(85,263)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	52,461	55,263	76,506	137,533
Provision for contingencies	(830)	1,132	1,305	989
Adjustment of financial assets to fair value	(41,825)	8,113	(31,137)	10,947
Other temporary differences	8,961	6,909	(414)	19,834
Hedge transactions	33,647	(2,495)	28,723	333
Tax losses carried forward	(6,836)	(13,217)	17,239	(9,447)
Total deferred income tax and social contribution	45,578	55,705	92,222	160,189
Total income tax	(16,127)	3,654	2,192	74,926

Notes to the condensed consolidated interim financial statements As of June 30, 2023
b.Reconciliation of effective rate

	Quarter				Semester
	06/30/2023		12/31/2022		06/30/2023		12/31/2022
	Income tax		Income tax		Income tax		Income tax
Profit before tax		80,298		11,871		86,195		(88,223)
Tax average using (a)	45%	(36,134)	45%	(5,342)	45%	(38,788)	45%	39,700

Tax effect of
Interest on capital distribution		—		—		—		17,126
Non-taxable income (non-deductible expenses) net		(446)		(38,252)		276		(48,780)
Tax incentives		—		5,665		—		5,665
Subsidiaries not subject to real profit taxation		1,256		39,541		21,507		59,043
Others		19,197		2,042		19,197		2,171
Total income tax		(16,127)		3,654		2,192		74,925

Effective tax rate		(20)%		31%		3%		(91)%

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	Balance at 12/31/2022	Constitution	Realization	Balance at 06/30/2023
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	407,766	344,881	(268,375)	484,272
Adjustment of financial assets to fair value	292,262	33,530	(188,613)	137,180
Tax losses carried forward	202,184	32,798	(21,585)	213,397
Other temporary differences	33,668	26,659	(26,267)	34,059
Hedge transactions	19,897	71,187	(42,463)	48,620
Provision for contingencies	12,664	8,932	(7,627)	13,969
Expected loss on financial instruments	9,707	—	(805)	8,902
Subtotal	978,148	517,987	(555,735)	940,399

Composition of the deferred tax liabilities
Capital gains from assets in the business combination	(30,073)	(2,608)	3,693	(28,988)
MTM Hedge Accounting	—	(3,682)	—	(3,682)
Subtotal	(30,073)	(6,290)	3,693	(32,670)

Total tax credits on temporary differences (a)	948,075	511,697	(552,042)	907,729

(a)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Balance at 12/31/2021	Constitution	Realization	Balance at 06/30/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	215,333	(77,799)	433,333
Provision for contingencies	9,720	1,319	(330)	10,709
Adjustment of financial assets to fair value	184,886	115,282	(21,192)	278,976
Other temporary differences	62,939	26,162	(13,649)	75,452
Tax losses carried forward	95,574	36,597	(46,043)	86,127
Provision for loss of non-current assets held for sale	8,990	—	—	8,990
Provision for expected loss on financial instruments	6,436	—	—	6,436
Hedge transactions	31,181	12,328	(11,996)	31,514
Subtotal	695,525	407,021	(171,010)	931,537

Composition of the deferred tax liabilities
Commission deferral	(3,869)	45	—	(3,824)
Leases	—	—	(11,894)	(11,894)
Receivable from the sale of investments	(21,820)	21,528	—	(292)
Others	(63,546)	—	(2,358)	(65,904)
Subtotal	(89,235)	21,573	(14,253)	(81,915)

Total tax credits on temporary differences (a)	606,290	428,594	(185,262)	849,622

(a)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.
d.Projection for realization of tax credits

The expected realization of the constituted tax credits is supported by a tax credit realization study, as shown below:

	06/30/2023
Period	Tax differences	Income tax	Total
2023	313,405	49,585	362,990
2024	256,336	76,573	332,909
2025	40,655	17,136	57,791
2026	7,873	47,004	54,877
2027	30,071	—	30,071
2028 to 2032	78,654	23,107	101,761
Total	726,994	213,405	940,399
On June 30, 2023, the present value of tax credits was calculated based on the average rate of interbank deposit certificates projected for the corresponding periods, CDI of 13.36% p.a. and totaled R$804,262.
34.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A, the beneficiaries will have 1 option to purchase a class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
09/07/2020	09/07/2027	3,182,250	Up to 5 years	R$21.60	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended June 30, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		06/30/2023
2018	135,599		—		—		—		135,599
2020	2,829,225		—		297,938		—		2,531,287
2022	2,838,500		50,000		50,500		—		2,838,000
Total	5,803,324		50,000		348,438		—		5,504,886
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.72	R$	—	R$	17.97

Grant Date	12/31/2021		Granted		Expired/Cancelled		Exercised		12/31/2022
2018	2,458,065		—		10,800		2,311,666		135,599
2020	2,965,350		—		48,600		87,525		2,829,225
2022	—		2,903,500		65,000		—		2,838,500
Total	5,423,415		2,903,500		124,400		2,399,191		5,803,324
Weighted average price of the shares	R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.60
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05

Notes to the condensed consolidated interim financial statements As of June 30, 2023
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended June 30, 2023, costs amounting to R$15,802 (June 30, 2022: R$15,107) were recognized in employee benefit expenses, appropriated to Inter’s results.
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price	Participants	Final exercise date
2022	489,386	Up 3 years	USD 1.92 for Classe A	Key Executives	12/30/2024
Stock options exercised:

Grant Date	Shares	Average strike price	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter & Co Payments, Inc.’s granted instruments for June 30, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		06/30/2023
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	USD	1.92	USD	—	USD	—	USD	—	USD	1.92

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Options exercised	06/30/2023
2022	—	643,500	—	(160,875)	482,625
Total	—	643.50	—	(160.88)	482.63
In the period ended June 30, 2023, the amount of R$16,765 (June 30, 2022: R$ 1,228) was recognized as employee benefit expenses in the income statement of the Company.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.

Accordingly, on June 1, 2023, the granting of restricted share units (RSU) under the Omnibus Incentive Plan was approved. A total of 2,140,500 restricted shares were granted, with a vesting period of: (i) 25% on December 1, 2023, (ii) 25% on December 1, 2024, (iii) 25% on December 1, 2025, and (iv) 25% in December 2026, to all or selected executives and employees of the Company and/or its direct or indirect subsidiaries. See table below:

Grant Date	Concession Date	Options	Vesting	Participants
06/01/2023	—	2,140,500	04 years	Officers, managers and key employees

In the period ended June 30, 2023, the amount of R$2,430 referring to expenses related to this plan was recognized in the Group’s results.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
35.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the condensed consolidated interim financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Assets
Loans and advances to customers	8,826	4,397	3,731	4	16,991	16,063	549,879	632,408	579,427	652,872
Arena Vencer Complexo Esportivo Multiuso SPE Ltda (e)	—	—	—	—	—	—	52,182	52,200	52,182	52,200
Log Commercial Properties e Participação S/A	—	—	—	—	—	—	2,839	79	2,839	79
MRV Engenharia e Participação S/A (f)	—	—	—	—	—	—	277,690	277,686	277,690	277,686
Mil Aviação S.A	—	—	—	—	—	—	27,890	—	27,890	—
Conedi Participações LTDA (f)	—	—	—	—	—	—	70,098	54,331	70,098	54,331
Conedi Participações LTDA (g)	—	—	—	—	—	—	—	14,641	—	14,641
MRV Engenharia e Participação S/A (g)	—	—	—	—	—	—	83,576	80,057	83,576	80,057
Radio Itatiaia Ltda (g)	—	—	—	—	—	—	19	5,626	19	5,626
Urba Desenvolvimento Urbano S.A. (g)	—	—	—	—	—	—	14,214	14,226	14,214	14,226
Key management personnel (c)	—	—	—	—	16,991	16,063	—	—	16,991	16,063
Others (i)	8,826	4,397	3,731	4	—	—	21,371	133,562	33,928	137,963
Amounts due from financial institutions (i)	—	—	755,745	572,111	—	—	—	1,228,551	755,745	1,800,662
Granito soluções em pagamentos S.A.	—	—	755,745	572,111	—	—	—	—	755,745	572,111
Stone Pagamentos S.A.*	—	—	—	—	—	—	—	1,228,551	—	1,228,551

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Securities (h)	18,333	23,386	—	—	18,461	14,050	72,580	112,252	109,374	149,688
Urba Desenvolvimento Urbano S.A.	—	—	—	—	—	—	—	8,150	—	8,150
Log Commercial Properties E Participações S/A	—	—	—	—	—	—	2,776	29,826	2,776	29,826
MRV Engenharia e Participação S/A	—	—	—	—	—	—	2,318	—	2,318	—
Novus Midia S.A.	—	—	—	—	—	—	2,878	—	2,878	—
Ong Movimento Bem Maior	—	—	—	—	—	—	1,886	—	1,886	—
Conedi Participações Ltda	—	—	—	—	—	—	—	7,107	—	7,107
Mil Aviação S.A	—	—	—	—	—	—	1,482	—	1,482	—
Key management personnel (c)	—	—	—	—	18,461	14,050	—	—	18,461	14,050
Others (i)	18,333	23,386	—	—	—	—	61,240	67,169	79,573	90,555
Liabilities
Liabilities with customers - demand deposits	—	1,350	68	7	500	981	646	10,324	1,214	12,662
Novus Midia S.A.	—	—	—	—	—	—	—	1,768	—	1,768
Ong Movimento Bem Maior	—	—	—	—	—	—	—	2,961	—	2,961
Key management personnel (c)	—	—	—	—	500	981	—	—	500	981
Others (i)	—	1,350	68	7	—	—	646	5,595	714	6,952

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter & Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter & Co;
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members;
(e)     Refers to working capital operations. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI;
(f)     Refers to the purchase of trade receivables from suppliers of the related party, characterized as "drawee risk" operations. Accordingly, these are not financial operations, loans or even related party financing.
(g)     Refers to the advance/assignment of trade receivables from the related party, in which the risk is linked to that company's customers;
(h)     Liabilities with customers - consist of post-fixed CDB's and LCI's, carried out at rates compatible with the average of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI;
(i)    “Others” refer to diversified balances, which are not relevant for breakdown;
(*)    In December 2022, Stone owned 4.20% of Inter’s capital with voting right in General Meetings. In February 2023, Stone sold 100% of its interest in Inter and, thus, it is no longer a related party.

Notes to the condensed consolidated interim financial statements As of June 30, 2023

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Interest income (e)	—	—	—	—	891	—	11,149	—	12,040	—
Conedi Participações Ltda	—	—	—	—	—	—	1,710	—	1,710	—
Arena Vencer Complexo Esportivo Multiuso Spe Ltda	—	—	—	—	—	—	8,729	—	8,729	—
Key management personnel	—	—	—	—	891	—	—	—	891	—
Others	—	—	—	—	—	—	710	—	710	—
Interest expenses (f)	(1,302)	(921)	(57)	(248)	(1,380)	(606)	(4,604)	(7,451)	(7,343)	(9,226)
Conedi Participações Ltda	—	—	—	—	—	—	(275)	(2,384)	(275)	(2,384)
Ong Movimento Bem Maior	—	—	—	—	—	—	(238)	—	(238)	—
Key management personnel	—	—	—	—	(1,380)	(606)	—	—	(1,380)	(606)
Others	(1,302)	(921)	(57)	(248)	—	—	(4,091)	(5,067)	(5,450)	(6,236)
Other administrative expenses	1	—	(162)	—	148	—	2,989	120	3,300	120
MRV Engenharia e Participação S/A	—	—	—	—	—	—	708	—	708	—
CNN Brasil, Novus Midia S.A.	—	—	—	—	—	—	892	—	892	—
Radio Itatiaia Ltda	—	—	—	—	—	—	428	—	428	—
Conedi Participações Ltda	—	—	—	—	—	—	195	—	195	—
Lott Oliveira Braga	—	—	—	—	—	—	404	—	404	—
Key management personnel (c)	—	—	—	—	148	—	—	—	148	—
Others	1	—	162	—	—	—	362	120	525	120

(a)     Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)    Entities with significant influence by Inter&Co;
(c)    Directors and members of the Board of Directors and Supervisory Board of Inter&Co;
(d)    Any immediate family members of key management personnel or companies controlled by them;
(e)    Income related to the receipt of interest on credit operations with related parties;
(f)    Refers to expenses on intermediation of fixed income products;
Compensation of key management personnel
The global compensation of management personnel for 2023, approved in the Group’s Ordinary General Meeting, was R$ 99,791.

Notes to the condensed consolidated interim financial statements As of June 30, 2023
36.Subsequent events
a.Capital increase in associate
On August 7, 2023, Banco Inter (“Inter”) and Banco BMG S.A. (“BMG”), sole shareholders of Granito Instituição de Pagamento S.A. (“Granito”), approved a capital increase in the amount of R$100,000.00 (one hundred million reais), of which R$50 million (fifty million reais) will be subscribed and paid in by Inter and R$50 million (fifty million reais) will be subscribed and paid in by BMG. The subscription and payment of Granito's capital increase will only occur after approval of the capital increase by the Central Bank of Brazil, pursuant to BCB Resolution No. 80 of March 25, 2021, which did not occur until the date of issue of these financial statements.